

PITTSBURGH PICKLE COMPANY

aka JWJTWO LLC

OFFERING STATEMENT



HONEYCOMB

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

OFFERING SUMMARY

Issuer Name	JWJTWO LLC (doing business as "Pittsburgh Pickle Company")
Offering Amount	$10,000 - $50,000
Security Type	Secured Loan
Interest Rate	11.5%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Investors will obtain a first lien security interest in kitchen equipment to be purchased: food processing equipment, liquid filling equipment, refrigeration upgrades, brine heating system, custom pots and racks, and updated exhaust hood fan

COMPANY OVERVIEW

Brothers John, Will, and Joe spent 2 years perfecting a recipe that resulted in pickles that were built to stand up to breading and deep frying, as well as serving as an upgrade to the standard pickle that would come along with a sandwich.

The Pittsburgh Pickle Company was created in 2014 as a result of continuing requests from customers regarding the pickles that were being served at The BeerHive. The Company moved to the commercial kitchen located in the Verona United Methodist Church in Verona, Pa. The business began to grow and was moved to the current location at 555 Wildwood Avenue, in Verona, PA. Business continues to grow and new products continue to be created. The brothers have built a strong foundation in the local food and beverage industry and have started to open the door to other local food producers to better utilize the production space at 555 Wildwood.

COMPANY ELIGIBILITY

Name of issuer: JWJTWO LLC
Doing Business As: Pittsburgh Pickle Company
State of Organization: Pennsylvania
Date Company Was Formed: 8/15/2016
Type of Company: Limited Liability Company
Physical Address: 555 Wildwood Avenue, Verona, PA 15147
Web Address: https://www.pittsburghpickle.com/
# of Employees: 3

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

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- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Below is a list of the beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage owned by each beneficial owner. The principal shareholders detailed below are holders of common stock interest in the Issuer and distinct from the Securities offered to investors in this Offering.

NAME	CLASS	% OWNERSHIP
Joseph P Robl	LLC Ownership	33.33%
William R Patterson	LLC Ownership	33.33%
John R Patterson	LLC Ownership	33.33%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

John Patterson
Employer: Pittsburgh Pickle Company
Title: Owner/Operator
Dates of service: August 2014

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John graduated with a bachelor's degree in Communications Media from Indiana University of Pennsylvania in 2001 and has a background in video production. In 2014 he was certified as an acidified food processor.

In 2011, the three brothers (John, Will, and Joe) created and opened The BeerHive, a small craft beer bar and restaurant, in Pittsburgh's Strip District. From that business, they created the Pittsburgh Pickle Company in 2014. They have spent the past several years growing the Pickle Co., creating new products and moving into their new space in Verona, PA.

Will Patterson
Employer: Pittsburgh Pickle Company
Title: Owner/Operator
Dates of service: August 2014

Will graduated with a bachelor's degree in Accounting from Indiana University of Pennsylvania in 2004 and is a certified public accountant.

Joe Robl
Employer: Pittsburgh Pickle Company
Title: Owner/Operator
Dates of service: August 2014

Joe graduated with a bachelor's degree in Accounting from the University of Pittsburgh in 2010 and has a background in grant accounting and budgeting.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Business Plan
With the upgrades in equipment, we will be able to more efficiently produce our products. We are currently cutting produce by hand and filling jars in a process that is overly time consuming. We will also be able to bring on new products and help others who have a desire to bring a product to market. We currently have five local companies producing or planning to produce in our building and we have at least three additional small companies who are looking to have their products made here. The opportunity for rental income and/or co-packing revenue will increase greatly with the addition of new equipment and various building upgrades. Most importantly, we will be able to help other local small businesses navigate the path to bring a product to market. We feel that the long term growth potential that comes with being known as a leader in small, local business development is immense.

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RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Personal Guaranty
The principals of the Company are not personally guarantying your Note. You can look only to the Company itself for payment.

Limited Operating History
The Company has been operating only since 2016, a limited history for prospective investors to consider.

Competition
There are many other competitors. The Company competes on the basis of quality, price, product availability, and many other factors. There is no guaranty that Company will be successful in competing against these competitors.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

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Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk

The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

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Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

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Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Indenture. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

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Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a first lien security interest on certain collateral, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

The purpose of this offering is to raise funds for the purchase of equipment . Fund will be utilized to buy food processing equipment, liquid filling equipment, refrigeration upgrades, a brine heating system, building upgrades, custom boil pots and racks, and an updated exhaust hood fan.

	Minimum Target Goal	Intermediate Target	Maximum Target Goal
Total Proceeds	$10,000	$20,000	$50,000
Less: Intermediary Fee*	$200	$400	$1,000
Net Proceeds	$9,800	$19,600	$49,000
Use of Proceeds:	- Purchase food processer and heated hopper	- Upgrades to refrigeration and insulation	- Purchase brine heating system, labeling machine, building upgrades, custom boil pots/racks, electronic sausage stuffer, updated hood fan, & working capital

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* 2.0% of funding total

The first $500 in fees collected (inclusive of the 2.0% intermediary fee and the 2.85% investment fee per investment) will be paid to the Collateral Agent. For this fee, the Collateral Agent will (i) execute the Security Agreement (see "Exhibit A"), and (ii) perfect the first lien security interest in the collateral. For additional details and information, refer to the "Security Interest in Collateral" section of this document.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest Pittsburgh Pickle Company and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with the Pittsburgh Pickle Company ("Investment Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

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If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Indenture, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Notes and the Note Indenture. However, this is only a summary. Before investing, you should read the Notes and the Note Indenture in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 11.5% per year. The accrual of interest will begin on closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the two-month interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she

believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Indenture. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month*

period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a first lien security interest in the equipment purchased with the proceeds of the loan, pursuant to a Security Agreement in the form attached as Exhibit A. Salene Rae Mazur Kraemer, Esquire, MBA, CTA will initially serve as the Collateral Agent for the investors under the Security Agreement, although investors may replace her at any time. By signing the Investment Agreement investors will agree to engage the services of Ms. Kraemer pursuant to her Engagement Letter, which is attached as Exhibit B.

As set forth in the Engagement Letter, Ms. Kraemer is charging investors a total of $500 to (i) execute the Security Agreement as Collateral Agent, and (ii) perfect the first lien security interest in the collateral. This fee will be paid by the Company. Ms. Kraemer has not agreed to perform any other services, including but not limited to any services to enforce the security interest should the Company default. Any such additional services would have to be agreed by Ms. Kraemer and the investors.

FINANCIAL CONDITION OF THE ISSUER

JWJTWO LLC (d.b.a "Pittsburgh Pickle Company") has been in operation and generated revenue since 2016. For the year 2017, the company earned a net loss of -$1,400. For the first quarter of 2018, the company has generated a profit.

The Company does not need the funds from this offering to remain in business. Without these funds, however, the Company would need to find other investment for the completion of its project. At this time, the Company has no plans to raise additional capital.

FINANCIAL INFORMATION

Included are the financial statements covering the two most recently completed fiscal years and the first quarter financials of 2018.

HONEYCOMB

Balance Sheet

ASSETS	2016	2017	2018*
Current Assets			
Cash & Equivalents	16,402	16,902	28,670
TOTAL ASSETS	**16,402**	**16,902**	**28,670**
LIABILITIES & EQUITY			
Current Liabilities			
Debt Payable	5,000	6,900	6,900
TOTAL LIABILITIES	**5,000**	**6,900**	**6,900**
Owner's Equity			
Net Income	17,472	17,472	17,472
Retained Earnings	(6,070)	(7,470)	4,298
TOTAL OWNER'S EQUITY	**11,402**	**10,002**	**21,770**
TOTAL LIABILITIES & EQUITY	**16,402**	**16,902**	**28,670**

Income Statement

INCOME	2016	2017	2018*
Gross Sales	85,776	122,721	40,639
Cost of Goods Sold	22,122	52,081	12,274
GROSS PROFIT	**63,654**	**70,640**	**28,365**
OPERATING EXPENSES			
General, Admin & O/H	24,015	22,779	5,430
Utilities		8,680	3,527
Insurance		4,395	1,030
Rent		16,586	4,147
Taxes & Licenses		9,532	424
Interest & Banking Expense		547	377
Marketing		9,523	1,661
TOTAL OPERATING EXPENSES	24,015	72,042	16,596
NET INCOME FROM OPERATIONS	**39,639**	**(1,402)**	**11,769**

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Statement of Cash Flows

	2016	2017	2018*
NET INCOME (LOSS)	39,639	(1,402)	11,769
CASH FLOW FROM OPERATING ACTIVITIES			
Adjustments:			
Change in Working Capital	(23,237)	(500)	-
NET CASH FROM OPERATING ACTIVITIES	16,402	(1,902)	11,769
NET INCREASE (DECREASE) IN CASH	16,402	(1,902)	11,769
Cash at the beginning of period	-	16,402	16,902
Cash at end of period	16,402	16,902	28,670

* Represents Q1 of 2018. Not reviewed by an independent accountant.

There have been no changes in ownership since the Company's founding.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

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i)   in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
   a)   association with an entity regulated by such commission, authority, agency or officer;
   b)   engaging in the business of securities, insurance or banking;
   c)   engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

   ii) places limitation on the activities, functions or operations of such person;

   iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered

national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.pittsburghpickle.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

SECURITY AGREEMENT

This is an Agreement, entered into on May, 15, 2018, by and between JWJTWO LLC, a Pennsylvania Limited Liability Company (the "Debtor") and MAZURKRAEMER BUSINESS LAW, a Pennsylvania S Corporation, (the "Collateral Agent" or "Secured Party").

Background

I.   The Debtor is seeking to borrow money from investors (the "Investors") through Honeycomb Portal, LLC.

II.   To evidence its obligation, the Debtor will issue a promissory note to each Investor (the "Notes"), accompanied by a note indenture (the "Note Indenture").

III.   As a condition to extending credit to the Debtor, the Investors require the Debtor to grant them a security interest in certain collateral.

IV.   The Investors have designated the Collateral Agent to hold such security interest on their behalves.

NOW THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1. **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds thereof (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2. **Further Actions By the Debtor**. The Debtor will take all such further action as the Collateral Agent may reasonably request from time to time to perfect, evidence, or confirm the Security Interest and the rights given to the Collateral Agent in this Agreement, including without limitation:

   1. Furnish to the Collateral Agent such information as to the Collateral (or any part thereof), in such form and detail, as the Collateral Agent may reasonably request from time to time, and permit the Collateral Agent to examine all of such the Debtor's records relating to the Collateral and to make extracts of such records; and

   2. Execute such documents (including financing statements) and take all such other action as may be necessary or as the Collateral Agent may reasonably request to perfect and continue perfected the Security Interest under the Code and other applicable law, subject to no prior liens, encumbrances or security interests; and

   3. Pay all filing fees and other costs and expenses associated with the foregoing.

3.   **Covenants of Debtor**. At all times when the Security Interest is in effect, the Debtor shall:

1.   Not transfer any Collateral or portion of its business to any entity or person;

2.   Not permit any lien or other encumbrance on the Collateral;

3.   Notify Collateral Agent promptly of any event that could reasonably be expected to have a material adverse effect on (i) its business, (ii) the value of the Collateral, or (iii) the ability of the Collateral Agent to enforce the remedies of a secured creditor with respect to the Collateral;

4.   Take such actions as may be necessary to protect the Collateral using ordinary business prudence and defend the Collateral against the claims and demands of all others;

5.   Notify the Collateral Agent promptly of any change in its business address, any change in the address at which records concerning the Collateral are kept and any change in its name, identity, or corporate or other structure;

6.   Pay all taxes, assessments and other charges of every nature which may be imposed, levied or assessed against the Debtor or its assets, prior to the date of attachment of any penalties or liens with respect thereto (other than liens attaching prior to payment becoming due if payment is made when due), and timely file any returns or reports in connection therewith; provided, however that the Debtor shall not be required to pay any such tax, assessment or other charge so long as its validity is being contested in good faith by appropriate proceedings diligently conducted;

7.   Maintain such insurance coverage as may be reasonable for the business conducted by the Debtor and provide to the Collateral Agent, promptly upon request, evidence of all such insurance coverage, including but not limited to copies of policies, certificates of insurance (with applicable riders and endorsements), and proof of premium payments;

8.   Comply with all laws, ordinances, governmental rules and regulations to which it is subject and obtain and keep in force any and all licenses, permits, franchises, or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business which failure to comply with, or obtain, or keep in force might materially and adversely affect the business, prospects, profits, properties, or condition (financial or otherwise) of the Debtor unless diligently contested in good faith with notice to the Collateral Agent;

9.   Not voluntarily dissolve; and

10. Not divert orders, business, billings or accounts to any subsidiary, affiliate or related company or any other third party.

4.   **Event of Default**. The following shall constitute an "Event of Default" for purposes of this Agreement:

1.   The occurrence of any event of default under the Note or the Note Indenture; or

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2. The Debtor's breach of this Agreement if such breach continues for ten (10) days following notice from the Collateral Agent.

5. **Disposition of Collateral**. So long as no Event of Default shall have occurred and be continuing, the Debtor may in the ordinary course of business sell inventory and collect accounts receivable.

6. **Remedies Upon Default**.

   1. **In General**. Upon the occurrence of any Event of Default or at any time thereafter, the Collateral Agent shall have and may exercise any remedy permitted by law, with or without judicial proceedings and with or without advance notice to the Debtor. Without limitation, the Collateral Agent may:

      1. Notify Account Debtors of the Security Interests granted hereby, and direct such Account Debtors to pay directly to the Collateral Agent all amounts due to the Debtor with respect to the Collateral;

      2. Receive and collect all amounts payable to and receivable by any the Debtor under or in respect of any of the Collateral; and

      3. Commence and prosecute any suits, actions or other proceedings at law or in equity to collect the Collateral.

   2. **Disposition of Proceeds**. The Collateral Agent may retain for its own account so much of the proceeds of the Collateral as does not exceed all amounts due under the Notes (including reasonable costs of collection and attorneys' fees) and shall return to the Debtor any surplus.

7. **Delay or Omission Not Waiver**. No delay or omission on the part of the Collateral Agent to exercise any right upon the occurrence of any Event of Default shall impair any such right or shall be construed to be a waiver of any such default or any acquiescence therein. No waiver of any default hereunder shall affect any later default or shall impair any of the Collateral Agent's rights hereunder. No single, partial or other exercise of any right by the Collateral Agent shall preclude further or other exercise thereof.

8. **Collateral Agent May Perform Obligations of the Debtor**. If the Debtor fails to perform any of its covenants or obligations hereunder, the Collateral Agent may, at its option, perform such covenant or obligation on behalf of and for the account of the Debtor, whereupon the costs and expenses thereof incurred by the Collateral Agent shall forthwith be paid on demand to the Collateral Agent by the Debtor and, if not paid, shall be added to the obligations of the Debtor under the Notes and be secured by the Security Interest granted hereby.

9. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral

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Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

10. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

11. **Miscellaneous**.

1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	MAZURKRAEMER BUSINESS LAW Salene Mazur Kraemer, Esquire, CTA 331 Jonquil Place Pittsburgh, PA 15228 Email: salene@mazurkraemer.com Phone: (412) 427-7075
Debtor	JWJTWO LLC 555 Wildwood Avenue Verona, PA 15147 *Email:* info@pittsburghpickle.com

3.   **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

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4.   **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

6.   **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Investors. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

10.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.   **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

SECURED PARTY:

MAZURKRAEMER BUSIENSS LAW,

a Pennsylvania S Corporation, as Collateral Agent

By: /s/ Salene Kraemer

Salene Kraemer, Esquire

> **MAZUR**KRAEMER Business Law
> 331 Jonquil Place
> Pittsburgh, PA 15228
> Phone: (412) 427-7075
> Fax: 1 (412) 202-0056
> salene@mazurkraemer.com

DEBTOR:

JWJTWO LLC, a Pennsylvania limited liability company

By: _____

Title: MEMBER

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SCHEDULE A

Collateral

All tangible and intangible property of the Debtor acquired with Honeycomb campaign funds, whether owned or hereafter acquired, wherever located, including but not limited to, the Debtor's interest now owned and hereafter acquired in the following types or items of property (all terms used herein shall have the meanings set forth in Article 9 of the UCC), including but not limited to all accessions, additions, replacements, and substitutions relating to any of the foregoing and all records of any kind relating to any of the foregoing:

- **Equipment to Be Purchased**. All equipment including, but not limited to machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and record keeping equipment, parts, and tools acquired with funds received through the Debtor's Honeycomb campaign. The Property includes any equipment described in a list or schedule Debtor gives to Secured Party but such a list is not necessary to create a valid security interest in all of Debtor's equipment acquired with funds received through the Debtor's Honeycomb campaign. Such equipment shall include but not be limited to: kitchen equipment, food processing equipment, liquid filling equipment, refrigeration upgrades, brine heating system, custom pots and racks, and updated exhaust hood fan.

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EXHIBIT B

VIA ONLINE CLICK WRAP AGREEMENT
Attn: Investor
Pool of Investors Pursuant
To JWJTWO, LLC Investment Agreement, dated May 15, 2018

Re: Engagement of **MAZUR**KRAEMER Business Law

Dear Investor:

You have asked our firm MAZURKRAEMER (the "Firm") to serve as a Collateral Agent for you ("Client") as an investor pursuant to the terms of that certain Note Indenture and Investment Agreement, both dated May 15, 2018, executed by and between you and JWJTWO LLC pursuant to which you purchased a certain promissory note from JWJTWO LLC. We will be happy to assist you with this matter. We look forward to working with you and will do our best to provide the highest quality legal services in a responsive and efficient manner. The purpose of this letter is to clarify and confirm the following terms and conditions under which we will represent you at the present time:

1. **Scope of Representation:** The scope of our representation is limited to: i) executing a Security Agreement as Collateral Agent, and (ii) perfecting a first lien security interest in your collateral. Any additional services must be mutually agreed upon by a separate agreement.

2. **Flat Legal Fee:** For this engagement, we will charge a flat rate of $500 for all fees and related expenses, including but not limited to filing fees, any messenger and other delivery fees, postage, and in office photocopy copying.

3. **Discharge and Withdrawal.** You may discharge us at anytime by notifying us in writing. **You agree that we may withdraw our representation as your counsel upon seven (7) days' written notice if we do not agree upon the means and objectives of our representation.** If we elect to withdraw, you will take all steps necessary to free us of any obligation to perform further, including the execution of any documents (including forms for substitution of counsel) necessary to complete our withdrawal.

4. **Disclaimer of Guaranty. Although we may offer an opinion about possible results regarding the subject matter of this agreement, we cannot guarantee any particular result**. You acknowledge that we have made no promises about the outcome and that any opinion offered by us in the future will not constitute a guaranty.

5. **Entire Agreement.** This agreement may be modified only by a subsequent written agreement signed by all parties or an oral agreement to the extent that the parties carry it out.

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We are pleased to have this opportunity to be of service and to work with you. If this letter is consistent with your understanding of our relationship, kindly sign it.

Sincerely,

/s/ Salene Kraemer
Salene Kraemer, Esquire
MAZURKRAEMER Business Law
331 Jonquil Place
Pittsburgh, PA 15228
Phone: (412) 427-7075
Fax: 1 (412) 202-0056
salene@mazurkraemer.com

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EXHIBIT C

NOTE INDENTURE

This Note Indenture dated as of May 15, 2018, is entered into by JWJTWO LLC (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I. The Company sold promissory notes (the "Notes") to the Holders through Honeycomb Portal, LLC (the "Portal") at www.HoneycombCredit.com (the "Site").

II. This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2. **Prepayment**. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

3. **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4. **Payment on Change of Control**. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Company. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

5. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

6. **Transfers of Notes**.

6.1. **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Company may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to

the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

6.2. **First Right of Refusal**. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

7. **Security Interest**. The Company has granted to the Holders a security interest in certain collateral, pursuant to an agreement captioned "Security Agreement" by and between the Company and Salene Rae Mazur Kraemer, Esq., acting as collateral agent on behalf of the Holders (the "Security Agreement"). The holders may replace the collateral agent at any time using the procedure described in section 8.3.2(a).

8. **Defaults and Remedies**.

8.1. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

8.1.1. The Company fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Company; or

8.1.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

8.1.3. The Company is in default with respect to any other of its debt obligations; or

8.1.4. The Company becomes unable to pay its debts as they become due; or

8.1.5. An "Event of Default" occurs under the Security Agreement; or

8.1.6. The Company breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

8.2. **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give

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Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

8.3. **Consequences of Default**.

8.3.1 **Notice**. Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 8.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Company, and the outstanding amount with respect to each Holder's Note.

8.3.2. **Appointment of Representative**.

(a) **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) may, but need not, be the collateral agent under the Security Agreement; (iii) shall not be affiliated with or related to the Company; and (iv) shall be selected by the Holders as follows:

(1) For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2) If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3) If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4) With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5) The person whose name is associated with the largest number shall be appointed as the Representative.

(b) **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties. The Representative shall automatically replace the collateral agent under the Security Agreement, if the Representative is not the collateral agent.

(c) **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the

Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(d) **No Separate Claims**. No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(e) **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(f) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Company, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Company shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(g) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then Honeycomb may, at any time, by giving notice to the Company and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with Honeycomb or the Company.

(h) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

8.4 **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Security Agreement. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

8.5 **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative, and shall return such excess on demand.

8.6 **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of

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any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

8.7 **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

8.7.1. The date the Representative and the Company enter into a settlement of all claims; or

8.7.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Company has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 8.3.2(f); or

8.7.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Company has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 8.3.2(f); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

8.8 **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

9. **Miscellaneous**.

9.1. **Electronic Delivery**. All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

9.2 **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to info@pittsburghpickle.com or 555 Wildwood Avenue, Verona, PA 15147, if the recipient is the Company, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section. A copy of any notice to the Company or any Holder shall be sent to Honeycomb at info@honeycombcredit.com.

9.3. **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Company to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

9.4. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the Pennsylvania courts or the Federal courts located in or most geographically convenient to Allegheney County, Pennsylvania (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam

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jurisdiction over such Holder, (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Pennsylvania law, and (v) if such Holder is not otherwise subject to service of process in Pennsylvania, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

9.5. **Waiver of Jury Trial**.   Each Holder acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Holder irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

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EXHIBIT D

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Entity# : 4202936
Date Filed : 08/15/2016
Pedro A. Cortés
Secretary of the Commonwealth

Fictitious Name Amendment, Withdrawal, Cancella[tion]
(54 Pa.C.S.)

X Amendment (§ 312)
X Withdrawal (§ 313)
___ Cancellation (§ 313)

Name
William R Patterson
Address
1776 McClure Rd,
City Monroeville State PA Zip Code 15146

Document will be returned to the name and address you enter to the left.

Fee: $70.00

In compliance with the requirements of 54 Pa.C.S. Ch.3 (relating to fictitious names), the undersigned entity or entities, desiring to amend, withdraw or cancel from a fictitious name registration, hereby state(s) that:

1. The fictitious name is:
PITTSBURGH PICKLE COMPANY

2. The address of the principal place of business, including number and street, if any, is (the Department is authorized to conform to the records of the Department):

Number and street	City	State	Zip	County
2117 Penn Avenue,	Pittsburgh	PA	15222	Out Of State

3. The last preceding filing with respect to this fictitious name was made in the Department on
7/23/2013 (Date at) (Roll and Film)

4. A brief statement of the character or nature of the business or other activity to be carried on under or through the fictitious name is:
production & sale of pickles

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DSCB: 54-312/313-2

5. *Check one or more of the following, as appropriate:*

____ The fictitious name has been changed to:

_X_ The principal place of business has been changed to (PO Box alone not acceptable):

Number and Street	City	State	Zip	County
555 Wildwood Ave,	Verona	PA	15147	Allegheny

_X_ The following party(ies) has(have) been added to the registration and their signature(s) appear(s) at the end of this application.

Name	Number and Street City State Zip
JWJTWO LLC	555 Wildwood Ave , Verona , Allegheny , PA , United States , 15147

_X_ The following party(ies) has(have) withdrawn from the business and their signature(s) appear(s) at the end of this application.

Name	Number and Street City State Zip
CHENOT LLC	2117 PENN AVE , PITTSBURGH , Allegheny , PA , United States , 15222

___ The fictitious name registration is cancelled.

6. *Check box for Application for Amendment Only:*

X This amendment, without reference to any other filing sets forth all information with respect to the fictitious name which would be required in an original filing under the Fictitious Names Act.

7. (Optional) This application has been executed by an agent heretofore designated for that purpose in a prior filing in this registration.

DSCB: 54-312/313-3

IN TESTIMONY WHEREOF, the undersigned has (have) caused this Application for Amendment, Withdrawal or Cancellation of/from Fictitious Name to be executed this 15th day of August , 2016 .

Adding party(ies) signature(s)	Withdrawing party(ies) signature (s)	All current party(ies) signature (s))
		JOHN R PATTERSON WILLIAM R PATTERSON JOSEPH P ROBL
JWJTWO LLC	CHENOT LLC	CHENOT LLC
Name of Entity	Name of Entity	Name of Entity
WILLIAM PATTERSON	WILLIAM PATTERSON	WILLIAM PATTERSON
Signature	Signature	Signature
MEMBER	MEMBER	MEMBER
Title	Title	Title

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HONEYCOMB

EXHIBIT E

JWJTWO LLC

d.b.a. "Pittsburgh Pickle Company"

I, Will Patterson, certify that the financial statements of JWJTWO LLC included in this Form C are true and complete in all material respects. I certify that all statements of fact about JWJTWO LLC included in this Form C are accurate and complete to the best of my knowledge.

Will Patterson

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